UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PENNTEX MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

709311104

(CUSIP Number)

December 31, 2015

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS MRD Midstream LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,377,704(1)(2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 7,377,704(1)(2)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 2,127,704 common units representing limited partner interests (“Common Units”) and 5,250,000 subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer held by MRD Midstream LLC. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated June 9, 2015 (the “Partnership Agreement”), which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS MRD Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,377,704 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,377,704 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by MRD Holdco LLC. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS Natural Gas Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,377,704(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,377,704(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON PN (partnership)

(1)	Represents 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by Natural Gas Partners VIII, L.P. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS Natural Gas Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,377,704(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,377,704(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON PN (partnership)

(1)	Represents 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by Natural Gas Partners IX, L.P. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS NGP IX Offshore Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,377,704(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,377,704(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON PN (partnership)

(1)	Represents 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by NGP IX Offshore Holdings, L.P. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS GFW VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,377,704(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,377,704(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by GFW VIII, L.L.C. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS G.F.W. Energy VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,377,704(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,377,704(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON PN (partnership)

(1)	Represents 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by G.F.W. Energy VIII, L.P. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS GFW IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,377,704(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,377,704(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by GFW IX, L.L.C. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS G.F.W. ENERGY IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,377,704(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,377,704(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON PN (partnership)

(1)	Represents 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by G.F.W. ENERGY IX, L.P. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS NGP Energy Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,377,704(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,377,704(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,704(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by NGP Energy Capital Management, L.L.C. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

ITEM 1.	(a) Name of Issuer:

PennTex Midstream Partners, LP (the “Issuer”)

(b)     Address of Issuer’s Principal Executive Offices:

11931 Wickchester Lane, Suite 300

Houston, TX 77043

ITEM 2.	(a) Name of Person Filing:

MRD Midstream LLC (“MRD Midstream”)

MRD Holdco LLC (“MRD Holdco”)

Natural Gas Partners VIII, L.P. (“NGP VIII”)

Natural Gas Partners IX, L.P. (“NGP IX”)

NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”)

GFW VIII, L.L.C. (“GFW VIII”)

G.F.W. Energy VIII, L.P. (“GFW Energy VIII”)

GFW IX, L.L.C. (“GFW IX”)

G.F.W. Energy IX, L.P. (“GFW Energy IX”)

NGP Energy Capital Management, L.L.C. (“NGP ECM”)

(b)     Address or Principal Business Office:

Principal business office for MRD Midstream:

500 Dallas St., Suite 1800

Houston, TX 77002

Principal business office for MRD Holdco, NGP VIII, NGP IX, NGP IX Offshore, GFW VIII, GFW Energy VIII, GFW IX, GFW Energy IX and NGP ECM (collectively, the “Other Reporting Persons”):

5221 N. O’Connor Blvd., Suite 1100

Irving, TX 75039

(c)     Citizenship:

MRD Midstream	Delaware
MRD Holdco	Delaware
NGP VIII	Delaware
NGP IX	Delaware
NGP IX Offshore	Delaware
GFW VIII	Delaware
GFW Energy VIII	Delaware
GFW IX	Delaware
GFW Energy IX	Delaware
NGP ECM	Texas

(d)     Title of Class of Securities:

Common units representing limited partner interests (“Common Units”)

(e)     CUSIP Number:

709311104

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 (i.e., the Common Units).

•	MRD Midstream: MRD Midstream owns 2,127,704 Common Units and 5,250,000 subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer, which represents approximately 10.64% of the outstanding Common Units and 26.25% of the outstanding Subordinated Units of the Issuer, respectively.

•	Other Reporting Persons:

MRD Midstream is a wholly owned subsidiary of MRD Holdco. NGP VIII, NGP IX and NGP IX Offshore own a controlling interest in MRD Holdco. GFW VIII is the sole general partner of GFW Energy VIII, which is the general partner of NGP VIII, and GFW IX is the sole general partner of GFW Energy IX, which is the general partner of NGP IX and NGP IX Offshore. GFW VIII has delegated full power and authority to manage NGP VIII, and GFW IX has delegated full power and authority to manage NGP IX and NGP IX Offshore, respectively, to NGP ECM. Accordingly, each of MRD Midstream, MRD Holdco, NGP VIII, NGP IX, NGP IX Offshore, GFW VIII, GFW Energy VIII, GFW IX, GFW Energy IX and NGP ECM may be deemed to share voting and dispositive power over the 2,127,704 Common Units and 5,250,000 Subordinated Units of the Issuer represented by MRD Holdco’s wholly owned membership interest in MRD Midstream, and therefore may also be deemed to be the beneficial owner of these units but disclaims such ownership except to the extent of its pecuniary interest. These units represent approximately 10.64% of the outstanding Common Units and 26.25% of the outstanding Subordinated Units of the Issuer, respectively.

The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in Issuer’s First Amended and Restated Agreement of Limited Partnership, dated June 9, 2015, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations set forth in this Schedule 13G.

All percentages set forth above are based upon upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2016

MRD MIDSTREAM LLC

By:	/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Vice President and General Counsel

MRD HOLDCO LLC

By:	/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Vice President, General Counsel and Corporate Secretary

NATURAL GAS PARTNERS VIII, L.P.
By: G.F.W. Energy VIII, L.P., its general partner
By: GFW VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NATURAL GAS PARTNERS IX, L.P.
By: G.F.W. Energy IX, L.P., its general partner
By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP IX OFFSHORE HOLDINGS, L.P.
By: G.F.W. Energy IX, L.P., its general partner
By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

G.F.W. ENERGY VIII, L.P.
By: GFW Energy VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

GFW IX, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

G.F.W. ENERGY IX, L.P.
By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Chief Executive Officer

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 16, 2016.

Date: February 18, 2016

MRD MIDSTREAM LLC

By:	/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Vice President and General Counsel

MRD HOLDCO LLC

By:	/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Vice President, General Counsel and Corporate Secretary

NATURAL GAS PARTNERS VIII, L.P.
By: G.F.W. Energy VIII, L.P., its general partner
By: GFW VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NATURAL GAS PARTNERS IX, L.P.
By: G.F.W. Energy IX, L.P., its general partner
By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP IX OFFSHORE HOLDINGS, L.P.
By: G.F.W. Energy IX, L.P., its general partner
By: G.F.W. IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

G.F.W. ENERGY VIII, L.P.
By: GFW Energy VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

GFW IX, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

G.F.W. ENERGY IX, L.P.
By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Chief Executive Officer